SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March 2007
Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV
CNPJ [National Register of Legal Entities] No. 02.808.708/0001-07
NIRE [Corporate Registration Identification Number] No. 35.300.157.770

Abstract of the Minutes of the Meeting of the Board of Directors of Companhia de Bebidas das Américas – AmBev (the “Company”) held on March 16, 2007, drawn up in summary form.

1.	Date, time and venue: On March 16, 2007, starting at 10:00 a.m., at the Company’s headquarters, located in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1017, 4º andar.

2.

Attendance: Mr. Victório Carlos De Marchi and Carlos Alves de Brito, co-Chairmen, and Messrs. Marcel Herrmann Telles, Carlos Alberto da Veiga Sicupira, Vicente Falconi Campos, Roberto Herbster Gusmão, José Heitor Attilio Gracioso, Luis Felipe Pedreira Dutra Leite and Johan M. J. J. Van Biesbroeck.

3.	Board: Chairman: Victório Carlos De Marchi; Secretary: Pedro Mariani.

4.	Resolutions: It was unanimously and unrestrictedly resolved by the Directors who attended the meeting:

4.1.     Call an extraordinary general meeting of the Company. To call an extraordinary general meeting of the Company, to be held on April 9, 2007, occasion in which the following matter shall be discussed: cancellation of up to 65,366,956 common shares and up to 1,192,507,712 preffered shares, both held in treasury, without reduction of the Company’s capital, and, as a result, to amend the heading of Section 5 of Company’s bylaws.

4.2.     Distribution of dividends and interest on own capital. To approve the distribution of (i) dividends, to be deducted of the investments reserve and attributed to minimum mandatory dividends for the year of 2007, at R$1.8500 per lot of thousand common shares and R$2.0350 per lot of thousand preferred shares, without withholding income tax, as provided for by the prevailing laws; and (ii) interest on own capital (“JCP”), related to the period of December of 2006 to March of 2007, to be deducted of the investments reserve and attributed to minimum mandatory dividends for the year of 2007, at R$5.600 per lot of thousand common shares and R$6.1600 per lot of thousand preferred shares. The distribution shall be taxed pursuant to prevailing laws, which shall result in a net distribution of JCP of R$4.7600 per lot of thousand common shares and R$5.2360 per lot of thousand preferred shares.

4.2.1.   The referred payments shall be made as from March 30, 2007, subject to the approval of the next Annual General Meeting, based on the shareholding position as of March 21, 2007 for Bovespa shareholders and record date for ADRs on March 26, 2007, without incurring monetary restatement. Shares and ADRs shall be traded ex-dividends as from March 22, 2007.

4.2.2. The net amount to be distributed as dividends and JCP shall be of R$6.6100 per lot of thousand common shares and R$7.2710 per lot of thousand preferred shares.

5.

Closure: With no further matters to be discussed, the present Minutes were drawn up and, after being read and approved by all of the members of the Company’s Board of Directors, were duly executed. Signatures – Messers. Victório Carlos De Marchi and Carlos Alves de Brito, co-chairmen, and Messers. Marcel Herrmann Telles, Carlos Alberto da Veiga Sicupira, Vicente Falconi Campos, Roberto Herbster Gusmão, José Heitor Attilio Gracioso, Luis Felipe Pedreira Dutra Leite and Johan M. J. J. Van Biesbroeck.

São Paulo, March 16, 2007.

[Signatures]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  March 16, 2007

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/s/ Graham Staley

Graham Staley
Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev’s performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.